Exhibit 99.1

Country Style Cooking Restaurant Chain Announces Appointment of New

Independent Director

Chongqing, China, September 12, 2011—Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking” or the “Company”) (NYSE: CCSC), a fast-growing quick service restaurant chain in China, today announced the appointment of Mr. Eric Haibing Wu as an independent director of the Company, effective September 9, 2011. Mr. Wu also serves as a member of the audit committee, replacing Mr. Caimin Zhong, who currently serves as the Company’s president and remains on the board.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to have Mr. Wu join our board as an independent director and a member of the audit committee. We believe his solid background in chain store management and in-depth financial experience will be a great asset to Country Style Cooking and our shareholders. Adding this high quality independent director further reflects our continuing focus on adherence to the highest standards of corporate governance.”

Mr. Eric Wu has extensive experience in corporate finance, governance and management. He is currently chief financial officer of NYSE-listed 7 Days Group (NYSE:SVN). Prior to that position, from May 2000 to October 2007, Mr. Wu worked for PricewaterhouseCoopers (“PwC”) in the United States and later in China. Mr. Wu received a bachelor’s degree from Shanghai Jiao Tong University in China and an MBA degree from Michigan State University. Mr. Eric Wu is a Certified Public Accountant (CPA).

Mr. Wu’s appointment was effective on September 9, 2011. With his appointment, Country Style Cooking’s board has nine directors, including five independent directors and its audit committee, compensation committee and nominating and corporate governance committee each entirely comprises of independent directors.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd (“Country Style Cooking”) (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd

Mr. Roy Rong

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Mr. Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: Robert.Koepp@icrinc.com